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                              FORM 8-B


                 SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549



       REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

              Filed Pursuant to Section 12(b) or (g) of
                 the Securities Exchange Act of 1934

                    TRIQUINT SEMICONDUCTOR, INC.
       ------------------------------------------------------
       (Exact name of registrant as specified in its charter)


               DELAWARE                            95-3654013
       ------------------------------------------------------
     (State of incorporation or organization)      (I.R.S. Employer
                                                       Identification No.)


        2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124
       ------------------------------------------------------
     (Address of principal executive offices)          (Zip Code)



     Securities to be registered pursuant to Section 12(b) of the Act:


                                NONE
       ------------------------------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK ($0.001 PAR VALUE)
       ------------------------------------------------------
                          (Title of class)


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Item 1.   GENERAL INFORMATION
          -------------------

          (a) The registrant, TriQuint Semiconductor, Inc. (the "Company" or the "Registrant"), was incorporated in Delaware on September 26, 1996.

          (b)  The Company's fiscal year ends December 31.

Item 2.   TRANSACTION OF SUCCESSION
          -------------------------

          (a) The predecessor to the Company was TriQuint Semiconductor, Inc., a California corporation ("TriQuint California"). TriQuint California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

          (b) On February 12, 1997, TriQuint California merged into the Company to effect a reincorporation into Delaware. Pursuant to the Agreement and Plan of Merger of TriQuint Semiconductor, Inc., a Delaware Corporation, and TriQuint Semiconductor, Inc., a California corporation, each share of TriQuint California's Common Stock, no par value, was automatically converted into one share of the Company's Common Stock, $0.001 par value, on the effective date of the merger. Each stock certificate representing issued and outstanding shares of TriQuint California's Common Stock, from the date of the merger, represents the same number of shares of the Company's Common Stock.

Item 3.   SECURITIES TO BE REGISTERED
          ---------------------------

          The Company currently has 25,000,000 shares of authorized Common Stock, of which 8,170,772 shares had been issued as of January 31, 1997. None of such issued shares were held in treasury as of January 31, 1997.

Item 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
          -------------------------------------------------------

          The Company's security to be registered hereunder is its Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

          There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

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          Pursuant to the Company's Certificate of Incorporation, the Board of
Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and rights (including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences) and the qualifications, limitations or restrictions thereof, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. At present, there are no shares of Preferred Stock outstanding.

     Section 203 of the Delaware General Corporation Law, from which the Company has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with "interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.


Item 5.   FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

          (a)  FINANCIAL STATEMENTS
               --------------------

               Not applicable. The capital structure and balance sheet of the Company immediately after the merger were substantially the same as those of TriQuint California.

          (b)  EXHIBITS
               --------

               (i) Proxy Statement or Prospectus. Not applicable. The capital structure and balance sheet of the Company immediately after the merger were substantially the same as those of TriQuint California.

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               (ii) Other Exhibits.

                    2.1  Agreement and Plan of Merger.

                    3.1  Certificate of Incorporation.

                    3.2  Bylaws of Registrant.

                    4.1  Fourth Article of the Certificate of Incorporation (See
                         Exhibit 3.1).

                    10.1(1) Form of Indemnification Agreement executed by TriQuint California and each of its directors and officers.

                    10.2(2) 1987 Stock Incentive Program, as amended, and forms of agreements thereunder.

                    10.3(1,5) 1992 Employee Stock Purchase Plan, as amended, and form of agreement thereunder.

                    10.4(1) Letter Agreement dated November 22, 1991 between the TriQuint California and Steven J. Sharp.

                    10.5(1) Employment, Confidentiality, Contingent Severance and Inventions Agreement dated May 14, 1991 between TriQuint California and Spencer J. Brown, as amended by Amendment No.1 thereto dated
                              April 30, 1992.

                    10.6(1) Letter Agreement dated March 1, 1992 between TriQuint California and Edward C.V. Winn, as amended to date.

                    10.7(1) Registration Rights Agreement dated May 17, 1991 between the TriQuint California and certain of its shareholders and warrantholders, as amended September 5, 1991, September 3, 1992, July 1, 1993 and September 24, 1993.

                    10.8(1) Supply Agreement dated October 11, 1990 by and between DuPont Photomasks, Inc. and TriQuint California.

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                    10.9(1)     Amended and Restated Exclusive Distributor
                                Agreement dated September 20, 1991, as amended, between TriQuint California and Giga A/S.

                    10.10(1) Lease dated July 2, 1987 by and between San Thomas Investment Company and TriQuint California, as amended to date.

                    10.11(1) Lease dated February 12, 1988 between Floating Point Systems, Inc. and TriQuint California, as amended to date.

                    10.12(3) Lease dated May 27, 1994 between Tektronix, Inc. and TriQuint California (assumed by Maxim Integrated Products, Inc.), as amended to date.

                    10.13.1(1)  Asset Purchase Agreement dated August 31,
                                1993 by and between American Telephone and Telegraph Company ("AT&T") and TriQuint California.

                    10.13.2(1*) Joint Development and Technology Transfer
                                Agreement dated August 31, 1993 between AT&T and TriQuint California.

                    10.13.3(1*) Foundry Agreement dated August 31, 1993
                                between AT&T and TriQuint California.

                    10.13.4(1*) Patent License Agreement dated August 31,
                                1993 between AT&T and TriQuint California.

                    10.13.5(1)  Letter Agreement dated August 31, 1993
                                between AT&T and TriQuint California.

                    10.13.6(1)  Warrant to Purchase Shares of Series D
                                Convertible Preferred Stock of TriQuint
                                California dated August 31, 1993 issued to
                                AT&T.

                    10.14(1*)   Agreement dated May 6, 1993 between Comlinear
                                Corporation and TriQuint California.

                    10.15(1*)   Agreement of Purchase and Sale for Semiconductor
                                Products between Northern Telecom Canada Limited and TriQuint California dated July 8, 1993.

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                    10.16(4)    Participation Agreement dated May 17, 1996 among
                                the Registrant, Wolverine Leasing Corp., Matisse Holding Company and United States National Bank of Oregon.

                    10.17(4) Lease dated May 17, 1996 between the Registrant and Wolverine Leasing Corp.

                    10.18(6) 1996 Stock Incentive Program and forms of agreement thereunder.

                    10.19 Form of Indemnification Agreement executed by Registrant and its officers and directors pursuant to Delaware reincorporation.

---------------------------
     (*) Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

     (1) Incorporated by reference to the exhibits filed with TriQuint California's Registration Statement on Form S-1 (File No. 33-70594) as declared effective by the Securities and Exchange Commission on December 13, 1993.

     (2) Incorporated by reference to TriQuint California's fiscal year ended December 31, 1994, Form 10-K Statement as filed with the Securities and Exchange Commission on March 29, 1995.

     (3) Incorporated by reference to TriQuint California's quarter ended June 30, 1994, Form 10-Q Statement as filed with the Securities and Exchange Commission on August 13, 1994.

     (4) Incorporated by reference to the exhibits filed with TriQuint California's Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 1996.

     (5) Incorporated by reference to TriQuint California's Registration Statement on Form S-8 (File No. 333-08891) as declared effective by the Securities and Exchange Commission on August 14, 1996).

     (6) Incorporated by reference to TriQuint California's Registration Statement on Form S-8 (File No. 333-08893) as declared effective by the Securities and Exchange on August 14, 1996.

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                              SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                   TriQuint Semiconductor, Inc.


Date: February 18, 1997                 By:  /s/ EDWARD C.V. WINN
                                           ------------------------------------
                                                 Edward C.V. Winn
                                                 Executive Vice President,
                                                 Finance & Administration,
                                                 Chief Financial Officer and
                                                 Secretary

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                      LIST OF ATTACHED EXHIBITS





2.1       Agreement and Plan of Merger

3.1       Certificate of Incorporation

3.2       Bylaws of Registrant

4.1       Fourth Article of the Certificate of
          Incorporation (See Exhibit 3.1)

10.19 Form of Indemnification Agreement executed by Registrant and each of its officers and directors pursuant to Delaware reincorporation.